January 7, 2011
Securities and Exchange Commission
Washington, DC 20549

Re:	Intelligent Systems Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 23, 2010 Definitive Proxy Statement on Schedule 14A Filed April 9, 2010 File No. 001-09330
Ladies and Gentlemen:
This letter constitutes the response of Intelligent Systems Corporation (the “Company”) to the follow-up comment letter dated December 30, 2010, regarding the Company’s Form 10-K for fiscal year 2009 and its Definitive Proxy Statement filed April 9, 2010.
Our responses below correspond to the numbered paragraphs in the follow-up comment letter.
Form 10-K for the Fiscal Year Ended December 31, 2009
Item 1. Business, page 1
Information Technology Products and Services, page 3
1. With a view towards future disclosure, we have addressed your comments in the attached draft disclosure in Item 1. Business, which has been marked to show changes from our draft disclosure previously provided per our response letter dated December 4, 2010. See the revisions to the fourth paragraph from the end of such section.
Item 8A(T). Controls and Procedures, page 16
Evaluation of Disclosure Controls and Procedures, page 16
2. In future filings we will remove references to the level of assurance of our disclosure controls and procedures.

Securities and Exchange Commission
January      , 2011

The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
Please contact Larry Ledbetter at (404) 835-9503 if you have any questions concerning this response.

Sincerely, Intelligent Systems Corporation
By:	/s/ Bonnie L. Herron
	Name:	Bonnie L. Herron
	Title:	Chief Financial Officer

DRAFT DISCLOSURE SHOWING CHANGES TO PRIOR SUBMISSION — FILED WITH RESPONSE LETTER TO SEC ON 1-7-11

Information Technology Products and Services Segment
CoreCard Software, Inc. — The principal operating company in our Information Technology Products and Services segment is CoreCard Software, Inc. (“CoreCard”). Our wholly owned subsidiaries, CoreCard SRL and ISC Software in Romania and India, respectively, perform software development and testing for CoreCard but do not sell products or services to third parties. Accordingly, this discussion describes the CoreCard business as a single business unit. CoreCard designs, develops, and markets a comprehensive suite of software solutions to accounts receivable businesses, financial institutions (such as banks and credit unions), retailers and processors to manage their credit and debit card, prepaid cards, private label cards, fleet cards, loyalty programs, and accounts receivable and small loan transactions. The CoreCard® software solutions allow companies to issue various types of debit and credit cards as well as revolving loans, to set up and maintain account data, to record advances and payments, to assess fees, interest and other charges, to resolve disputes and chargebacks, to manage collections of accounts receivable, to generate reports and to settle transactions with financial transactions and network associations.
Our software products are typically sold in competitive situations with relatively long sales and implementation cycles. We receive software license fees that vary depending upon the number of licensed users and the number of software modules licensed with total contract revenue typically ranging from $150,000 to over $1 million. We derive service revenue from implementation, customization, training and support services. We have also begun to offer boutique processing services (running the CoreCard software platform) and will derive monthly fees for providing processing services beginning in 2010. Depending on factors such as contract terms, customer implementation and testing schedule, and extent of customization or configuration required, the timing of revenue recognition on software contracts is not generally predictable by us with any degree of certainty and may lead to considerable fluctuation in revenue and profitability, which in turn affects our consolidated revenue and profit or loss.
CoreCard has developed proprietary software applications based on its core financial transaction processing platform (CoreENGINE™) to address the unique requirements of customers and program managers that issue or process:
•
Credit/Debit Cards — involving revolving or non-revolving credit issued to consumer or business accounts (with or without a physical card) that typically involve interest, fees, settlement, collections, etc. Within this market, CoreCard offers software specifically tailored to handle private label cards, network branded (i.e. MasterCard or VISA) bank cards, fleet cards, short-term consumer loans and revolving accounts receivable.

•
Prepaid Cards — involving pre-loaded funds drawn down for purchase or cash withdrawal typically involving a variety of fees but no interest. Numerous examples exist including gift cards, loyalty/reward cards, health benefit cards, payroll and benefits disbursement, healthcare cards, government assistance payments, and transit cards.

CoreCard’s software solutions allow financial institutions and commercial customers to optimize their card account management systems, improve customer retention, lower operating costs and create greater market differentiation. For example, CoreCard’s feature-rich, browser-based financial transaction processing software allows customers to automate, streamline and optimize business processes associated with the set-up, administration, management and settlement of credit, prepaid and loan accounts, to process transactions, and to generate reports and statements for these accounts. In addition, because CoreCard’s products are designed to run on low cost, scalable PC-based servers, rather than expensive legacy mainframe computers, customers benefit from a lower overall cost-of-ownership and scalability by simply adding additional servers as their card volume grows. CoreCard’s product functionality includes embedded multi-lingual, multi-currency support, a web-based interface, real-time processing, complex rules-based authorizations, account hierarchies, and robust fee libraries, features that support customer-defined pricing and payment terms and allow CoreCard customers to create new and innovative card programs to differentiate themselves in the marketplace and improve customer retention.
We believe CoreCard is unique among software companies because it offers a full array of card and account management software solutions, all available either for in-house license, outsourced processing (Software as a Service or SaaS) or Platform as a Service (PaaS), at the customer’s option. CoreCard also provides customers with a unique option to license the same CoreCard software that is used in the processing environment and transfer it in-house for customer controlled processing at a later date.
•	License — Typically CoreCard sells a software license to customers who then run CoreCard’s software system, configured for their unique requirements, at a customer controlled location.
INTELLIGENT SYSTEMS CORPORATION

•
SaaS — Recently CoreCard has expanded the ways customers can access or deploy its software and now offers a boutique processing service that allows customers to outsource their processing requirements to CoreCard. CoreCard manages all aspects of the processing functions using its proprietary software configured for each processing customer in a Software as a Service (“SaaS”) model.

•
PaaS — For customers who prefer greater customization and control of the processing environment, CoreCard offers its software, uniquely customized for the customer, hosted by CoreCard on customer owned equipment at the CoreCard data center, in a Platform as a Service (“PaaS”) offering.

CoreCard has set up its data processing center and disaster recovery site at secure third party locations and has received a certification of compliance with the Payment Card Industry (PCI) Data Security Standards, an important step in ensuring protection of all consumer data handled by the CoreCard processing system.
CoreCard’s principal target markets include accounts receivable businesses, prepaid cards issuers, retail and private-label issuers, small third-party processors, and small and mid-size financial institutions in the United States and in emerging international markets. The company expects that a significant amount of its bankcard business will come from international markets, particularly with respect to banks and similar institutions that are less inclined to outsource their processing than are the domestic U.S. banks. CoreCard competes with larger and more established software suppliers, and a number of software solution providers that offer more limited functional modules. CoreCard also competes with third-party card processors that allow potential prospects to outsource their account transaction processing rather than acquire software to manage their transactions in-house. Certain of CoreCard’s competitors, including processors, may have significantly more financial, marketing and development resources than does CoreCard and have large, established customer bases often tied to long-term contracts. CoreCard believes it can compete successfully in its selected markets by providing customers with a robust technology platform, lower overall cost-of-ownership, greater system flexibility, multilingual/multicurrency capabilities and more customer-driven marketing options. Furthermore, we believe our boutique processing will be an attractive alternative particularly for small, prepaid card issuers or other companies entering new credit or prepaid markets that may not have the technology expertise to run the software in-house initially. Under the Core Processing option, customers will contract with CoreCard to provide them with processing services for their accounts using CoreCard software configured to the customer’s preferences, with a built-in option to license the same software and bring it in-house when and if the customer decides to become its own processor in the future.
CoreCard’s principal software platform and modules include CoreENGINE™, CoreISSUE™, CoreFRAUD™, CoreCOLLECT™, CoreSALES™ and CoreACQUIRE™. Using the same base transaction processing called CoreENGINE, the CoreCard application modules have been further enhanced to meet the specific requirements of different market segments; for instance, CoreISSUE is available in different versions tailored to the requirements for issuing Prepaid cards, Fleet cards, Bank cards or Private Label cards/accounts. In addition, CoreCard configures and/or customizes its base modules with additional or specific functionality to meet each customer’s requirements. Through 2009, CoreCard has focused its extensive development and limited sales activities on establishing a growing base of reference customers in its target markets. In 2008, the company added new fleet and prepaid card customers to its reference base and in 2009 added additional private label customers as well as its first international and processing customers. The company has developed a comprehensive initial ~~focused on completing its~~ suite of products  and has sold such products to customers in the Prepaid, Fleet, Private Label and Credit markets. As is typical of most software companies, CoreCard expects to continually enhance and upgrade its existing software solutions and to develop additional modules to meet changing customer and market requirements. To date, CoreCard has focused on ~~and~~ building a solid base of customers as well as the infrastructure and processes to be able to scale the business successfully. Historically, most of the company’s software sales have resulted from prospects contacting CoreCard based on an online search, although the company plans to  ~~before~~ devote~~ing~~ more extensive resources to sales and marketing activities.~~. The company expects to continually enhance and upgrade its existing software solutions to meet changing customer and market requirements~~.
Typically, CoreCard licenses its software products for a one-time license fee or, in the case of its prepaid card software offering, for an initial set-up charge and a monthly fee based on number of accounts processed. It provides maintenance and support services under annual contracts, as well as professional services for customization, implementation, testing and training activities. Processing customers pay an implementation and setup fee and monthly service fees and typically enter into contracts with terms of three or more years. CoreCard sells its products directly to customers in the U.S. but may work with a small number of resellers and third parties in international markets to identify, sell and support targeted opportunities.
INTELLIGENT SYSTEMS CORPORATION

CoreCard does not need governmental approval for its products and services. However, CoreCard’s software products are used by customers to manage and process various credit, debit and prepaid card programs and there are a number of federal and state regulations governing the issuance of and the processing of financial transactions associated with such cards. CoreCard’s customers are required to comply with such regulations and, to the extent that customers depend on their licensed CoreCard software to manage and process their card accounts, the CoreCard® software features and functionality must allow customers to comply with the various governmental regulations. CoreCard continually evaluates applicable regulations and regularly upgrades and enhances its software to help its customers meet their obligations to comply with current and anticipated governmental regulations. As a part of CoreCard’s CoreProcessing services, CoreCard is responsible for providing processing services, including data and network security, in compliance with all applicable governmental regulations. Depending on the extent of changes in new governmental regulations, CoreCard may from time to time incur additional costs to modify its software to be compliant. CoreCard has no costs related to compliance with environmental laws.
We believe that the uncertainty and turmoil in the financial services sector of the domestic U.S. marketplace had a negative impact on buying decisions for potential customers in 2009. The situation has impacted and may continue to impact the willingness of banks and network associations (such as MasterCard or VISA) to approve new customer programs which could lower demand for our product and service offerings in the near-term.
INTELLIGENT SYSTEMS CORPORATION

3